Exhibit 99.1

2022/23 First Quarter Report

Fiscal and Economic Update

Manitoba 2022/23 First Quarter Report Fiscal and Economic Update | 1

Introduction

Budget 2022 set out a robust path to strengthen, invest and build Manitoba around five priorities:

●	strengthening health care;

●	making life more affordable;

●	building our economy;

●	investing in our communities; and

●	protecting our environment.

Budget 2022, tabled on April 12, projected a deficit of $548 million for the 2022/23 fiscal year compared to a deficit of $1,597 million in Budget 2021. With the COVID-19 pandemic persisting in 2022, Budget 2022 earmarked $630 million for ongoing COVID-19 pandemic response and for other contingencies, including Manitoba’s response to the refugee crisis from the Russian invasion of Ukraine.

The 2022/23 First Quarter Report forecasts a $346 million improvement in the deficit, from $548 million to $202 million. The positive variance is primarily due to better-than-expected revenue. Total revenue is projected to be $537 million higher than budget, mainly reflecting the net income forecast from Manitoba Hydro of $585 million or $465 million increase from budget.

Since Budget 2022, a number of factors are again increasing uncertainty, prolonged Russian invasion of Ukraine, persistent increases in consumer and commodity prices, rising interest rates and an increased probability of a global economic recession. Combine these factors with the impacts of the COVID-19 pandemic, supply chain constraints and labour market shortages, economic forecasts are being revised down for 2023.

With elevated uncertainty in the current environment, the first fiscal update takes a cautious approach and continues to forecast the full allocation of the contingencies and COVID-19 response and recovery appropriation.

With inflation increasing to the highest growth rate in 40 years, Manitobans are facing the burden of rising costs and the government has responded with new Affordability Packages.

2022/23 First Quarter Fiscal Update

	Forecast	Budget	Change

		Millions of Dollars

Revenue	19,890	19,353	537

Expense	20,092	19,901	191

Net Income (Loss)	(202)	(548)	346

Summary Net Debt	29,487	30,544	(1,057)

Net Debt to GDP	33.8%	35.9%	(2.1)

2 | Manitoba 2022/23 First Quarter Report Fiscal and Economic Update

The new Family Affordability Package will help families with children, seniors living on fixed income and vulnerable Manitobans.

Households with a family net income of under $175,000 will be eligible for receiving payments for each of their children under the age of 18 years. It is estimated that 145,000 payments will be sent out to families for a total of $63.6 million, with an average payment of $438.

Manitoba Seniors with a 2021 family net income of less than $40,000, who rent or own their own homes and claimed the Seniors Education Property Tax Credit as reported on their 2021 tax return, will receive a $300 payment. It is estimated that approximately 52,500 senior households will receive a $300 payment, for a total of $16 million.

The payments for families and seniors will be refundable tax credits and not taxable income.

Manitobans receiving Employment and Income Assistance (EIA) will benefit from a long overdue increase to the basic needs rate, starting in October 2022 for the month of November. EIA General Assistance clients without dependent children will receive an extra $50 per adult each month, while EIA disability clients will receive an additional $25 per household each month.

Other measures are being considered but were not finalized at the time of preparing this report.

Manitoba continues to monitor the ongoing impact of the COVID-19 pandemic and forecasts almost $400 million in costs related to the health response. This represents a significant decline from the forecast of over $700 million of COVID-19 related business supports and health response costs identified at this time last year, when Manitoba was emerging from the third wave.

A full range of provincial supports and services have been made available to thousands of Ukrainian refugees arriving in Manitoba. The supports and services are co-ordinated through the Ukrainian Refugee Taskforce, which provides a single-access-point reception and welcoming centre. This is having a significant financial impact for the province and will be closely monitored.

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Overview of Changes From Budget 2022

The graph illustrates the changes in revenues and expenditures between the Budget 2022 deficit shown in the first column to the forecast at the first quarter, shown in the last column. The green bars indicate improvements and the light blue bar indicates a worsening of the deficit.

The net effect of these changes is the forecasted improvement in the deficit from $548 million to $202 million.

Changes from Budget 2022

Millions of Dollars

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Revenue Changes from Budget 2022

Millions of Dollars

Summary Budget – Revenue	19,353

Revenue Changes from Budget:

Federal Transfers:

One-time addition to the Canada Health Transfer	72

Net Income of Government Business Enterprises	465

Total Revenue Changes from Budget	537

Revenue Forecast	19,890

Revenue is currently forecasted at $537 million higher than what was budgeted because of a higher than expected net income forecast by Manitoba Hydro and a $72 million one-time increase to the Canada Health Transfer.

Due to a combination of above-average water levels at generating stations and an upward revised forecast for export electricity prices for 2022/23 fiscal year, the increase in net income from Government Business Enterprises reflects the increase in Manitoba Hydro’s forecast of $465 million. While hydroelectric generation for 2022/23 is fairly certain, there remains an uncertainty around export prices if the economy slows.

Taxation revenue has been forecast on budget at this time due to the economic uncertainty, however the preliminary GDP forecast points to a potential increase in future forecasts.

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Expenditure Changes from Budget 2022

Millions of Dollars

Summary Budget – Expenditure	19,901

Expenditure Changes from Budget:

Health Pressures	86

Affordability Programs	96

Emergency Expenditures	9

Total Expenditure Changes from Budget	191

Expenditure Forecast	20,092

Expenditures are projected to exceed the budget by $191 million. This is mainly related to costs associated with the recently announced Affordability Package and increased pressures in the Health sector.

There has been significant price and volume increases in Pharmacare and the focus of the health system is on:

1.	Continuing to respond to the COVID-19 pandemic.

2.	Addressing the diagnostic and surgical backlog caused by the pandemic.

3.	Continuing implementation of the clinical preventative service plan and a number of health sector major capital projects.

Contingencies and COVID-19 Response and Recovery

Budget 2022 included $630 million in internal service adjustments for contingencies and COVID-19 response and recovery. The COVID-19 response and recovery costs are mainly for personal protective equipment (PPE), the vaccine program and other health system costs. In addition to the health response, the COVID-19 response and recovery also includes new funding announced for the 2022/23 kindergarten to grade 12 school year related to strengthening student support and learning including:

●	investments in literacy and numeracy;

●	mental health and well-being;

●	student re-engagement; and

●	additional supports for students with diverse learning needs.

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Other Expenditure Changes

and Pressures

Spring Flood: Above average precipitation levels this spring resulted in flooding in several communities throughout the province. Manitoba Emergency Measures Organization worked with local authorities and emergency management partners to provide guidance and support for response and recovery activities.

$5.7 million is budgeted annually in the Department of Transportation and Infrastructure and $100 million is budgeted in emergency expenditures to provide additional resources to respond to floods, forest fires and other emergency situations that fall under various departmental responsibilities.

Ukrainian Crisis: Immigration, Refugees and Citizenship Canada continues to prioritize and process Canada Ukraine Authorization for Emergency Travel (CUAET) applications. Since launching CUAET, over 238,000 applications are approved and over 82,000 Ukrainians have arrived to Canada. Manitoba welcomed 10% of the Ukrainian arrivals to date, which are three times Manitoba’s share of the Canadian population. Settlement of Ukrainians in Manitoba will be an expenditure contingency in the current year that will impact future quarterly results.

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Summary Revenue

	Actuals	Budget	Change
		Millions of Dollars

Income Taxes

Individual Income Tax	4,314	4,314	–

Corporation Income Tax	644	644	–

Subtotal: Income Taxes	4,958	4,958	–

Retail Sales Tax	2,410	2,410	–

Education Property Taxes	745	745	–

Other Taxes

Corporations Taxes	366	366	–

Fuel Taxes	359	359	–

Land Transfer Tax	149	149	–

Levy for Health and Education	422	422	–

Tobacco Tax	192	192	–

Other Taxes	13	13	–

Subtotal: Other Taxes	1,501	1,501	–

Tuition Fees	447	447	–

Fees and Other Revenue

Fines and Costs and Other Legal	49	49	–

Minerals and Petroleum	17	17	–

Automobile and Motor Carrier Licences and Fees	166	166	–

Parks: Forestry and Other Conservation	29	29	–

Water Power Rentals	120	120	–

Service Fees and Other Miscellaneous Charges	1,700	1,700	–

Subtotal: Fees and Other Revenue	2,081	2,081	–

Federal Transfers

Equalization	2,933	2,933	–

Canada Health Transfer	1,705	1,633	72

Canada Social Transfer	576	576	–

Shared Cost and Other Transfers	1,108	1,108	–

Subtotal: Federal Transfers	6,322	6,250	72

Net Income of Government Business Enterprises	1,299	834	465

Sinking Funds and Other Earnings	327	327	–

Contingency	(200)	(200)	–

Total Summary Revenue	19,890	19,353	537

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Summary Expense

	Actuals	Printed Budget	Enabling Allocations	Budget After Reallocations	Change
			Millions of Dollars

Legislative Assembly	53	53	–	53	–

Executive Council	6	5	1	6	–

Advanced Education, Skills and Immigration	1,670	1,658	12	1,670	–

Agriculture	522	495	27	522	–

Economic Development, Investment and Trade	172	170	2	172	–

Education and Early Childhood Learning	3,596	3,488	108	3,596	–

Environment, Climate and Parks	168	168	–	168	–

Families	2,081	2,081	–	2,081	–

Finance	69	69	–	69	–

Health	7,138	6,687	365	7,052	86

Indigenous Reconciliation and Northern Relations	31	31	–	31	–

Justice	731	730	1	731	–

Labour, Consumer Protection and Government Services	504	420	84	504	–

Mental Health and Community Wellness	401	399	2	401	–

Municipal Relations	412	392	20	412	–

Natural Resources and Northern Development	120	120	–	120	–

Public Service Commission	39	28	11	39	–

Seniors and Long-Term Care	54	54	–	54	–

Sport, Culture and Heritage	125	91	34	125	–

Transportation and Infrastructure	524	524	–	524	–

Enabling Appropriations[1]	395	966	(667)	299	96

Emergency Expenditures	109	100	–	100	9

Tax Credits	147	147	–	147	–

Debt Servicing	1,025	1,025	–	1,025	–

Total Summary Revenue	20,092	19,901	–	19,901	191

1

Enabling Appropriations is a “service heading” which is used to provide expenditure authority for programs that are delivered by other departments where the allocation is not known at the time of printing of the budget. Funding is allocated from the Enabling Appropriations as required to departments by the Minister of Finance. The Enabling Allocations in the table above are mostly related to COVID-19, wage settlements in the other reporting entities and the surgical and diagnostic backlog.

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Economic Update

Manitoba Economic Outlook At A Glance

	2022 Forecast		2023 Forecast

	Budget 2022	Q1 Forecast	Budget 2022	Q1 Forecast
Gross Domestic Product

Real	3.6	4.1	2.8	1.9

Nominal	5.8	9.5	4.4	3.8

Consumer Price Index	3.9	7.0	2.5	3.3

Employment	2.3	2.9	1.2	0.9

Unemployment Rate (%)	5.2	4.7	5.0	4.9

Population	1.0	1.1	1.0	1.2

Per cent change unless otherwise noted

Source: Manitoba Finance Survey of Economic Forecasts

The Manitoba economy continues to show healthy growth amidst a challenging global environment characterized by geopolitical conflict, supply chain disruptions, and elevated commodity prices. These global factors have put upwards pressure on consumer prices, sending inflation to levels not seen in decades. Although the 2022/23 First Quarter Report presents a more optimistic outlook for Manitoba in 2022, there remains considerable economic uncertainty this year and next.

Economic Growth is Forecast to Slow in 2023

The brighter Manitoba economic outlook in 2022 is led by a rebound year in agriculture after the sector experienced a disappointing harvest last year due to severe drought. A stronger labour market and larger-than-expected population growth spurred by lofty international immigration is also contributing to the upwards revision to the economic forecast. The 2022/23 First Quarter Report expects real gross domestic product (GDP) to expand by 4.1 per cent in 2022 and slow to 1.9 per cent in 2023.

There is considerable uncertainty in the economic forecast, especially beyond 2022. The Bank of Canada (BoC) has begun introducing interest rate hikes to return inflation back to the bank’s target range of one to three per cent. Manitoba real and nominal GDP growth projections in 2023 have been revised downwards, reflecting the expectation among private forecasters that rate hikes will need to be steeper to stabilize inflation.

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The following chart shows the progression in the range of economic forecasters over time, comparing forecasts in Budget 2022 and the 2022/23 First Quarter Report. The solid lines represent the average forecasts, the dashed lines are the highs and lows, while the shaded areas represent the range in the forecasts. Since Budget 2022, the range has widened, signifying the growing economic uncertainty.

Range of Nominal GDP Forecasts

for Manitoba, 2021-2023

Manitoba Economic Indicators

Most year-to-date economic indicators continue to trend upwards in Manitoba at rates exceeding inflation, underscoring the strength of the Manitoba economy. New motor vehicle sales are an exception, as vehicle manufacturers and car dealerships struggle with smaller inventories due to the semiconductor shortage. For up-to-date economic and financial information, please visit the Manitoba Finance Economic Recovery Dashboard.

Manitoba Economic Indicators, Year-to-date Growth, 2022

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Inflation

After reaching a near forty-year high in June 2022 at 9.4 per cent, consumer inflation in Manitoba showed signs of cooling in July, decreasing to 8.8 per cent year-over-year growth. The main contributor to the run-up in inflation has been gasoline prices, which peaked at over $2.00 per litre in Winnipeg in June 2022. Since then global oil prices have declined by over 20 per cent amid slowing demand and gasoline prices recently slipped to under $1.70 per litre.

Despite the modest decline, inflation remains well above the BoC’s one to three per cent target range. Prices for roughly half of the consumer commodities tracked in Statistics Canada’s Consumer Price Index (CPI) continue to grow at a pace above three per cent. Moreover, as the chart below shows, several CPI categories have remained persistently above the BoC’s target range for an extended period. The size of the circles in the chart represent the category’s weight in the CPI.

Consumer Price Index, Categories, Year-over-year Growth, Manitoba, July 2022

The 2022/23 First Quarter Report expects consumer inflation to remain well above the BoC’s target range in 2022, averaging 7.0 per cent, and then fall to slightly above the target range in 2023, averaging 3.3 per cent.

With inflation reaching levels not seen in decades and higher interest rates increasing the cost of borrowing for items such as mortgages and lines of credit, affordability is increasingly becoming a concern. A recent national survey conducted by the Bank of Canada found consumers plan to cut spending in response to higher prices and seek out more-affordable options when shopping. Consumers also indicated that they plan to spend a portion of their savings in 2022 and 2023 to shield against the impacts of high inflation and interest rates. Throughout the pandemic, Manitoba households accumulated roughly $7.5 billion in savings.

Under higher interest rates, housing prices and sales are also showing signs of cooling after considerable growth throughout the pandemic. The decline in housing activity is not expected to be as severe in Manitoba compared to other parts of the country.

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Labour Market

The diversity of Manitoba’s economy helped to preserve the labour market during the global pandemic and facilitate a robust recovery. After losing 90,500 jobs during the pandemic low in April 2020, Manitoba has regained 99,200 jobs. That represents 8,700 more jobs in July 2022, compared to pre-pandemic. The strength in employment growth is contributing to a record low unemployment rate that is the lowest in Canada at 3.5 per cent.

Labour Market Indicators	Manitoba July 2022	National Average	Manitoba’s Rank July 2022

Manitoba Unemployment Rate	3.5%	4.9%	1st Lowest

Youth Unemployment Rate	4.0%	9.2%	1st Lowest

Female Unemployment Rate	4.0%	4.8%	3rd Lowest

With labour markets tightening across the country, labour shortage concerns among the business community spread. In the first calendar quarter of 2022, Manitoba job vacancies increased by 97.1 per cent, relative to the same quarter in 2019. Nationally, job vacancies were up 75.9 per cent. Labour shortages are particularly acute in the healthcare and social assistance, accommodation and food, wholesale, and manufacturing sectors, where job vacancies exceed the pool of unemployed labour available. Labour shortages are also more concentrated among lower-paying occupations. Nearly 60 per cent of the growth in job vacancies are in occupations that pay less than $20 per hour.

Unemployed persons per 10 Job vacancies, Manitoba, 2022:Q1

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Manitoba’s recent announcement to increase the provincial minimum wage to $15 per hour by 2023 should help to fill labour shortages by attracting new workers to enter the labour force, as well as provide relief for rising costs of living.

A tight labour market, in combination with high inflation, is beginning to put upwards pressure on wages. The retail trade sector experienced increases in average weekly earnings that exceeded year-over-year inflation in June 2022, while earnings growth in manufacturing, accommodation and food services, and transportation and warehousing were not far behind. Many of these sectors are the same sectors where labour shortages are the most acute. Overall, average weekly earnings in June increased by 2.8 per cent year-over-year.

Average Weekly Earnings, Year-over-year change, June 2022, Manitoba

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Canadian Outlook

Canada’s economic growth moderated in the first half of 2022, expanding by 0.8 per cent in the first quarter and 0.8 per cent in the second quarter. The moderation in growth in the second quarter was due to a large surge in imports (+6.9 per cent), as well as a decline in gross fixed capital formation (-2.3 per cent) under higher interest rates.

The Canadian economy is struggling with many of the same challenges as the Manitoba economy. Pandemic-related supply chain issues are creating troubles for Canada’s manufacturing sector, notably the automotive industry where there is a global shortage in semiconductor chips. Labour shortages are disrupting business operations and investment plans. Canadian consumer inflation reached 8.1 per cent in June 2022, the highest rate since January 1983.

In March 2022, the Bank of Canada (BoC) began lifting interest rates to curtail soaring inflation. So far, in 2022 the BoC has raised the overnight rate by 300 basis points, including a 100-basis point hike in July and 75-point hike in September. The overnight rate is currently set at 3.25 per cent, slightly above the bank’s neutral rate, which is the estimated rate that neither stimulates nor hampers economic growth. There are two additional scheduled rate announcements remaining in 2022. The BoC Governing Council expects the need to raise rates further.

Elevated inflation is expected to decelerate household spending, as higher prices erode consumer purchasing power. Consumers will also experience the impacts of higher interest rates that will increase debt-servicing costs and further weigh on spending and investment.

Manitoba’s 2022/23 First Quarter Report expects Canada’s economy to expand by 3.7 per cent in 2022, followed by

1.8 per cent in 2023.

U.S. and International Outlook

The United States of America (U.S.) experienced two consecutive quarters of declines in the first half of 2022 (-1.6 per cent in the first quarter and -0.9 per cent in the second quarter). The economic declines were due to decreases in investment, as well as government spending.

After peaking at 9.1 per cent in June 2022, year-over-year inflation in the U.S. dipped slightly to 8.5 per cent in July as gasoline prices across the country pulled back. Given Manitoba imports over $17 billion of goods from the United States annually, escalating prices in the U.S. are a concern because price pressures migrate across borders, creating inflationary pressure domestically. Year-to-date Manitoba imports from the U.S. are up 25.9 per cent as of June 2022.

The U.S. Federal Reserve is tightening monetary policy with several incremental rate hikes that began in March 2022, including two consecutive 75-basis point hikes in June and July. The Federal Reserve interest rate is currently set at 2.25 – 2.50 per cent. Continued rate hikes could see the Canadian dollar depreciate, which could help to stimulate Manitoba and Canadian exports.

The International Monetary Fund (IMF) revised its U.S. economic forecast downwards by 1.4 and 1.3 percentage points in 2022 and 2023 to reflect the weaker economic growth in the first half of 2022 and the more aggressive rate hikes expected. The IMF projects that U.S. economy to expand by 2.3 per cent in 2022 and 1.0 per cent in 2023.

The IMF also downgraded economic growth projections for Manitoba’s other key trading partners due to the ongoing conflict in the Ukraine, tighter global financial conditions, as well as an economic slowdown in China as the country continues to adopt a zero-COVID policy. The Japanese economy is projected to expand by 1.7 per cent in 2022 and 2023. Mexico’s economy is expected to increase by 2.4 per cent in 2022 and 1.2 per cent in 2023. The Chinese economy is expected to expand by 3.3 per cent in 2022 and 4.6 per cent in 2023. Euro Area economies are projected to grow by 2.6 per cent in 2022 and 1.2 per cent in 2023.

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